Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Cox Capital Partners Special Situations Fund, L.P.

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$288,226,447.10	0.0001381	$39,804.07

Total Transaction Valuation:		$288,226,447.10
Total Fees Due for Filing:				$39,804.07
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$39,804.07

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Offering Note(s)

(1)	N/A